UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, DC 20549
                     SCHEDULE 13G


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS THERETO FILED
             PURSUANT TO RULE 13d-2(b)

             INTERNATIONAL ISOTOPES INC.
                  (Name of Issuer)


                    COMMON STOCK
           (Title of Class of Securities)

                    45972C102
                  (CUSIP Number)

            DKR MANAGEMENT COMPANY INC.
              1281 EAST MAIN STREET
           STAMFORD, CONNECTICUT 06902
                (203) 324-8400

  (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)


                 December 31, 2001
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

 X	Rule 13d-1(b)
  	Rule 13d-1(c)
	Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .


CUSIP No. 45972C102

1. Name of Reporting Person I.R.S. Identification Nos.
of Above Persons (entities only)

DKR MANAGEMENT COMPANY, INC.

IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITITES ONLY)
22-3095881.

2. Check the Appropriate Box If A Member Of A Group
(See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting
Person With:

5. Sole Voting Power
0

6. Shared Voting Power

1,915,129 shares of common stock (includes 610,879 shares of common stock, warrants exercisable into 875,000 shares of common stock and 1,717 preferred shares convertible into 429,250 shares of common stock).

7. Sole Dispositive Power
0

8. Shared Dispositive Power

1,915,129 shares of common stock (includes 610,879 shares of common stock, warrants exercisable into 875,000 shares of common stock and 1,717 preferred shares convertible into 429,250 shares of common stock).

(DKR Management Company Inc., a registered investment adviser, has entered into an Advisory Services
Agreement with Basso Securities Ltd., to act as the portfolio manager to certain funds managed by DKRMCI.
As such, DKRMCI and Basso Securities have shared dispositive and voting power over the securities.)

9. Aggregate Amount Beneficially Owned by Each
Reporting Person

1,915,129 shares of common stock (includes 610,879 shares of common stock, warrants exercisable into 875,000 shares of common stock and 1,717 preferred shares convertible into 429,250 shares of common stock).

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
	(See Instruction)

11. Percent of Class Represented by Amount in Row 9
10%


12. Type of Reporting Person (See Instructions)
CO


Item 1:	Security and Issuer

1(a) 	Name of Issuer
International Isotopes Inc.

1(b)	Address of Issuer's Principal Executive Offices
1500 Spencer Road
Denton, TX 76205
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:
Basso Securities Ltd.

2(b)	Address of Principal Business Office or, if none,
Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized
Delaware, USA

2(d)	Title of Class of Security
Common Stock

2(e)	Cusip Number
45972C102


CUSIP No. 45972C102


Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing is a:

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
b. Insurance Company as defined in Section 3(a)(19) of the Act,
c. Investment Company registered under Section 8 of the Investment Company Act,
d. Investment Adviser in accordance with Rule 13d-1(b)(1)
(ii)(E),
e. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
f. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G);
(Note: see Item 7)
g. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
h. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned

An aggregate amount of 1,915,129 shares of common stock were beneficially owned by Basso Securities Ltd., as an advisor (portfolio manager) to certain funds managed by DKR Management Company Inc. (DKRMCI). Basso Securities
Ltd. disclaims beneficial ownership of the holdings reported herein.

4(b)	Percent of Class

10%

(The percentage was calculated by dividing 1,915,129 shares of common stock by 19,136,250 (which represents the sum of 17,832,000 (shares outstanding based on the latest information provided by Bloomberg ) and the shares of common stock that would be held upon exercise of the warrants and upon conversion of the preferred shares).

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
0

(ii)	Shared power to vote or to direct the vote

1,915,129 shares of common stock (includes 610,879 shares of common stock, warrants exercisable into 875,000 shares of common stock and 1,717 preferred shares convertible into 429,250 shares of common stock).


(iii) Sole power to dispose or to direct the disposition
of
0

(iv) Shared power to dispose or to direct the disposition of

1,915,129 shares of common stock (includes 610,879 shares of common stock, warrants exercisable into 875,000 shares of common stock and 1,717 preferred shares convertible into 429,250 shares of common stock).

(DKR Management Company Inc., a registered investment adviser, has entered into an Advisory Services Agreement with Basso Securities Ltd., to act as the portfolio manager to certain funds managed by DKRMCI. As such, DKRMCI and Basso Securities have shared dispositive and voting power over the securities.)

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)
(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6:  	Ownership of More than Five percent on Behalf
of Another Person.

The shares are held indirectly by DKR Management Company
Inc. ("DKRMCI"), a registered Investment Advisor, which serves as the Investment Manager to various funds managed by DKRMCI

Basso Securtities Ltd. ("Basso") has entered into an Advisory Service Agreement with DKRMCI to act as a portfolio manager to certain funds managed by DKRMCI.
As such, Basso, the portfolio manager, has more than five percent interest in the security and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security.


Item 7: 	Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification of Members
of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)
(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2002


____________________________
Signature

Barbara Burger
Senior Vice President